215 Apolena Avenue

Newport Beach, California 92662

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

July 25, 2016

Pamela Long

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fuda Group (USA) Corporation Amendment #5 to Registration Statement on Form S-1 File No. 333-208078

Dear Ms. Long:

Attached for filing with the Securities and Exchange Commission is Amendment No. 5 to the Fuda Group (USA) Corporation registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated July 7, 2016 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The referenced page numbers below refer to the pages appearing on the redlined copy.

General

1.	Please file the subscription agreement your officers and directors will use to offer shares.

The subscription agreement has been filed and appears as Exhibit 4.0

2.	We have read your response to comment 3 in our letter dated June 6, 2016 and the related revision on page F-7. Please disclose how your new accounting for the transaction between Fuda USA as the acquirer and Fuda UK and Marvel as the acquirees as a business combination under common control impacted your statement of equity from that which was previously presented.

The new accounting for the transaction between Fuda USA as the acquirer and Fuda UK and Marvel as the acquirees as a business combination under common control did not have an impact on the statement of equity from that which was previously presented. Fuda USA is a Shell Company with no operation. Fuda UK and Marvel are privately owned operating entities. The combination of Fuda USA and Fuda UK and Marvel have been presented at historical costs and on a retroactive basis to reflect the capital structure of Fuda UK and Marvel as a recapitalization.

Prospectus Summary

Business Operations

3.	We note that in your revised disclosure in response to comment nine in our letter dated June 6, 2016 that the first table provided does not provide disclosure for fiscal year 2013 and the second table does not provide disclosure for fiscal year 2015. In your next amendment, please ensure that both tables presented here provide disclosure for fiscal years 2013, 2014, and 2015

The noted tables have been amended and each provide the disclosure for each year and appear on pages 5 and 43 of the prospectus. The figures have been revised to reflect that barter trade is recognized as gain and no longer recognized as revenues and cost of goods sold.

4.	We note your disclosure on page 43 that “[i]n 2015 the Company was engaged in granite only” contradicts with your disclosure here and elsewhere that you were also engaged in graphite, fluorite, and gold during fiscal year 2015.

The noted disclosure has been corrected and appears on page 43 of the prospectus.

Risk Factors page 13

5.	We note your reference to possible reserves on pages 26 and 28 of your filing. Please revise to remove the term possible reserve as only proven and probable reserves are recognized by the United States Securities and Exchange Commission.

The noted disclosure has been corrected and appears on page 5, 26, and 28 of the prospectus.

Dilution, page 36

6.	Please update your dilution calculations to be as of the latest balance sheet date.

The dilution calculations have been updated as of March 31, 2016 balance sheet date and appear on pages 37 and 38 of the prospectus.

The Business page 42

7.	Please identify the third party gold mines you have entered into agreements with to sort dust and sand in Northern China.

The disclosure has been edited and the name of the gold mine with which the Company has entered into an agreement has been added and appears on page ____ of the prospectus.

8.	We note your response to comment 24 in our letter dated June 6, 2016 and we reissue the comment. Please include a map showing the location and access for your properties with land use rights to eight parcels of land adjacent to the three gold mines referenced in your filing.

A map has been added which indicates the eight parcels of land owned by the Company as well as the general location of such properties within the country of China and appears on page _____ of the prospectus.

9.	We note your response to comment 27 in our letter dated June 6, 2016 and we partially reissue the comment. Revise to include a clear statement that your company has not performed exploration work on the eight parcels of land referenced in your filing. If exploration work has been performed, summarize the exploration work that has been completed on your properties.

The requested disclosure has been added and appears on page 44 of the prospectus.

Competition, page 50

10.	Please explain why Zijin Mining Group is the only competitor you have included expanded disclosure for.

The disclosure has been amended and appears on page 51 of the prospectus.

Customers, page 56

11.	We note your revised disclosure in response to comment 35 in our letter dated June 6, 2016. Please supplementally confirm that each of Dong Gang City Hua Yang Stones, Dandong An Ming Nong Ji Service Center, and Dandong Yugeng Stone Factory accounted for less than 10% of your revenue in fiscal year 2015.

The Company confirms the above statement.

Management’s Discussion and Analysis

Liquidity and Capital Resources

12.	We note the revision related to comment 37. It appears that in connection with this revision, cash amounts attributed to your subsidiaries listed on page 68 as of December 31, 2014 also aggregate $18,178,550. However, this amount does not appear correct based on the balance sheet. Please revise accordingly.

We have revised the disclosure to the following which match the balance sheet.

As of December 31, 2014, Fuda Group (USA) had cash available of $0, Liaoning Fuda had cash available of $466, Marvel had cash available of $nil and Fuda UK had cash available of $nil with consolidated cash available for the Company at $466.

13.	We note your response to comment 38. It is unclear where you have provided a rollforward of your Due to Related Party balance from December 31, 2014 to December 31, 2015. In this regard we note that the balance at December 31, 2014 added to the amount of net proceeds provided on the statement of cash flows does not agree to the balance at December 31, 2015. Please also provide a rollforward from December 31, 2015 to March 31, 2016.

The requested rollforward schedule has been provided and included as a schedule 1 to this letter.

14.	We note your revised disclosure and your response to prior comment 39. You have provided condensed parent company financial information in Note 18 which you indicate is in accordance with Rule 4-08(e) of Regulation S-X. This disclosure is consistent with Rule 5-04 and Rule 12-04 of Regulation S-X. Please revise to provide the information required in Rule 4-08(e)(3) of Regulation S-X.

We have revised the footnote disclosure under “Condensed Parent Company Financial Information”.

15.	We note your disclosure on page 75 regarding results of operations for the three months ending March 31, 2016 compared to March 31, 2015 does not agree to the financial statements. Specifically revise to ensure your operating income and net income numbers discussed in MD&A agree to what is presented on your financial statements.

We have revised the disclosure to the following which match the financial statements.

“During the three months ended March 31, 2016, the Company posted operating income of $3,696,830 and net income of $3,696,833 as compared to operating income of $1,608,644 and net income of $3,855,176 for the three months ended March 31, 2015.”

Discussion of the Years ended December 31, 2015 and 2014, page 71

16.	We note your revised disclosure in response to comment 41 in our letter dated June 6, 2016. In your next amendment, please expand upon the following:

why revenue associated with barter trade decreased by 64% from $23.1 million to $8.3 million. For example, please expand upon why the outstanding amount of stones to be delivered decreased by such a significant amount; and

why revenue associated with non-barter trade increased by 52% from $19.4 million to $29.4 million.

Barter trade were no longer recognized as revenues. We have recognized a gain on barter trade and disclosed additional information in regards to barter trade transaction.

Discussion of Three months ended March 31, 2015 and 2016, page 74

17.	Please expand upon, and quantify, the specific factors that caused revenue to fall by 31% during this time period.

The MD&A section ha been revised and this revised discussion appears on page 73 of the prospectus.

Employment and Consulting Agreements, page 82

18.	Please disclose here whether you have an employment contract with your CEO and sole director Xiaobin Wu. We note that Mr. Wu was awarded $19,271 in fiscal year 2015.

The noted disclosure has been added and appears on page 82 of the prospectus.

19. December 31, 2015 Financial Statements Statements of Cash Flows, page F-5

19.	Please revise so that the December 31, 2015 cash flows from operating activities foots properly.

The Company’s accountant has reviewed noted disclosure and believes that it foots properly.

Security Deposits to Suppliers, page F-13

20.	We have read your response to comment 47. You have indicated that you have provided a rollforward schedule of deposits to supplier and inventory line items for each year presented and have revised your footnote disclosures under “Security Deposits to Suppliers” accordingly. It is unclear where this information has been included in your document and has not been provided supplementally. As previously requested, please provide a rollforward of your Security deposits to supplier and Inventory balances beginning as of December 31, 2013, including the major activities/transactions that increase and decrease the balance during 2014 and 2015. Also provide a rollforward from December 31, 2015 to March 31, 2016.

The rollforward schedule appears as Schedule 2 to this letter

Related Party Transactions, page F-14

21.	We have read your response to comment 48 with regard to your barter trade transactions for land. Please address the following:

Please clarify whether you recorded the land purchased at the historical cost of the land (asset received) as disclosed in your document or the historical cost of the stones (assets transferred) as discussed in your response;

The Company recorded the lands purchased at the historical cost of the lands (assets received) without any mark-ups because the transactions were not arm-length transactions as they were purchases from affiliated entities so therefore no gain or loss were recognized on the transfer. The Company recorded an increase to land assets with an increase to payables to the land sellers of the same amounts. We have revised the disclosure of footnote under “Related Party Transactions” and various disclosures in the Form S-1.

You state in your response that land was recorded at historical cost per the value of the stones because the fair value of the stones could not be determined. Tell us how you considered ASC 845-10-30-3, providing an analysis of each of the factors listed; and

The land purchased was recorded at historical cost per the value of the lands (assets received) as indicated on the agreement instead of the market price of the granite stones to be traded in the future (“fair value”) because the fair value of the stones to be delivered was not determinable as the earning process was not completed at the time of the exchange and therefore gain or loss cannot be computed. The granite stones are delivered as needed over a period of time in the future. The prices of these granite stones would then base on the market price at the time of delivery, which would fluctuate, and the type and/or quantity of granite stones to be delivered would varies for each delivery. The differences between the fair market sales price of the stones delivered and the cost of the stones delivered were recognized as gain or loss from barter trade. We have revised the disclosure of footnote under “Related Party Transactions” and various disclosures in the Form S-1.

As previously requested, please provide a rollforward of your land balance for each year presented. For each period presented, your rollforward should include the transactions that increase or decrease the balance during each period, separately identifying which increases or decreases were a result of the barter transactions.

Please refer to the schedule provided. There are no changes to land balance of each period presented that increases or decreases as a result of the barter transactions. When the granite stones were delivered to the land sellers by request, the Company would record the market price (“fair value”) of the granite stones to decrease the payables owed to the land sellers and to increase barter trade revenues at market price of the granite stones delivered. The Company would also decrease the corresponding inventory at cost and increase costs of goods sold in the same amounts. The differences between the fair market sales price of the stones delivered and the cost of the stones delivered were recognized as gain or loss from barter trade. We have revised the disclosure of footnote under “Related Party Transactions” and various disclosures in the Form S-1.

22.	It is unclear why your barter transactions, which you state are recorded at historical cost with no gain or loss because they are not arm’s length transactions, are not recorded with only a single journal entry to debit land and to credit inventory. The journal entries provided lead us to believe that gains or losses are ultimately being recorded when you record the entry to relieve inventory and record sales and cost of sales. Please provide these journal entries with quantification so that we may see the amount of inventory relieved and cost of sales recorded during each period presented

The Company did not record the barter transactions with only one single journal entry to debit land and to credit inventory because the fair value of the granite stones to be delivered in exchange for the land was not determinable as the earning process was not completed at the time of the exchange. The granite stones are to be delivered as needed over a period of time in the future. The prices of these granite stones would base on the market price at the time of delivery, which would fluctuate from to time, and in addition, the type and/or quantity of granite stones to be delivered would varies for each delivery. We have revised the disclosure of footnote under “Related Party Transactions” and various disclosures in the Form S-1.

23.	We note your reclassification of barter trade and acquisition of land on your statement of cash flows. It is still unclear why any non-monetary transaction is reflected in your adjustments to reconcile net income to net cash provided by or used in operating activities. Please explain the appropriateness of your classification as a reconciling item of operating cash flows. To the extent, based on the journal entries provided above that this is ultimately a gain on a non-monetary transaction, please revise the label of this line item.

We have revised the label of this line item accordingly as a gain from barter trade transaction

March 31, 2016 Financial Statements Statements of Cash Flows, page F-25

24.	Please revise so that the March 31, 2015 cash flows from operating activities foots properly and matches that shown in the March 31, 2016 Form 10-Q.

We have revised the March 31, 2015 cash flows from operating activities to foot properly and to match that shown in the March 31, 2016 Form 10-Q.

Sincerely,

Lee W. Cassidy

Fuda Group (USA) Corporation

Related Party Rollforward Schedule (Comment #13)

	Per Balance Sheet						Cash Flow
	USD	Fuda US	Marvel	Fuda UK	Liaoning Fuda	Effect of Exchange Rate	USD
12/31/2014	(1,548)				(1,548)
Increase	(3,630,073)	(613,295)		(1,227,280)	(1,789,498)		(3,630,073)
Decrease							-
Effect of Exchange Rate						(113,144)	(113,144)
12/31/2015	(3,631,621)	(613,295)	-	(1,227,280)	(1,791,046)	(113,144)	(3,743,217)
Increase	(62,140)	(62,140)					(62,140)
Decrease	2,396,474	613,294		1,234,652	548,528		2,396,474
Effect of Exchange Rate	(14,000)			(7,372)	(6,628)		(14,000)
3/31/2016	(1,311,287)	(62,141)	-	-	(1,249,146)	(113,144)	2,320,334

Fuda Group (USA) Corporation

Security Depsoits to Supplier Rollforward Schedule (Comment #20)

		Liaoning Fuda	Liaoning Fuda	Liaoning Fuda	Fuda UK
	Balance Sheet	Supplier A (HX)	Supplier B (JD)	Supplier C (XA)	Supplier D (ZA)	Supplier E	Others
	USD (Year End Rate)	USD (Year End Rate)	USD (Year End Rate)	USD (Year End Rate)	USD (Year End Rate)	USD (Year End Rate)	USD (Year End Rate)
12/31/2013	4,763,370	1,587,790	1,587,790	1,587,790
Increase-Payment to Supplier	-
Decrease-Inventory Purchased	(2,769,059)	(818,280)	(1,227,420)	(723,359)
Decrease-Withdrawal from Supplier	-
Effect of Exchange Rate	(9,133)	(3,524)	(1,650)	(3,959)
12/31/2014	1,985,178	765,986	358,720	860,472	-	-	-

12/31/2014	1,985,178	765,986	358,720	860,472	-
Increase-Payment to Supplier	4,245,871	2,214,592	-	1,035,112	996,166
Decrease-Inventory Purchased	(3,249,705)	(2,214,592)	-	(1,035,112)
Decrease-Withdrawal from Supplier	(1,877,999)	(724,631)	(339,353)	(814,015)
Effect of Exchange Rate	(107,179)	(41,355)	(19,367)	(46,457)
12/31/2015	996,166	-	-	-	996,166	-	-

12/31/2015	996,166	-	-	-	996,166	-	-
Increase-Payment to Supplier	5,519,807	1,624,155	1,469,474	1,426,936	999,242
Decrease-Inventory Purchased	-		-
Decrease-Withdrawal from Supplier	-
Effect of Exchange Rate	3,076				3,076
3/31/2016	6,519,049	1,624,155	1,469,474	1,426,936	1,998,484	-	-

12/31/2014
Per Balance Sheet (Spot Rate)	(2,769,059)
Per Cash Flow Statement (Average Rate)	2,715,958
Effect on Exchange Rate	(53,101)

12/31/2015
Per Balance Sheet (Spot Rate)	(881,833)
Per Cash Flow Statement (Average Rate)	955,957
Effect on Exchange Rate	74,124

3/31/2016
Per Balance Sheet (Spot Rate)	5,519,807
Per Cash Flow Statement (Average Rate)	(5,416,385)
Effect on Exchange Rate	103,422

Fuda Group (USA) Corporation

Land Rollforward Schedule (Comment #21)

	Balance Sheet	Balance Sheet	Balance Sheet
	USD (Year End Rate)	CNY (Year End Rate)	Exchange Rate
12/31/2013	20,859,045	127,456,690.51	6.11038
Acqusiition	31,504,442	193,389,700.00	6.13849
Disposal	-
Effect of Exchange Rate	(95,520)
12/31/2014	52,267,967	320,846,390.51	6.13849

12/31/2014	52,267,967
Acqusiition	-
Disposal	-
Effect of Exchange Rate	(2,821,937)
12/31/2015	49,446,030	320,846,390.51	6.48882
Acqusiition	-
Disposal	-
Effect of Exchange Rate	182,950
3/31/2016	49,628,980	320,846,390.51	6.4649